Form N-SAR
Item 77C
Submission of Matters to a Vote of Shareholders
The RBB Fund, Inc.



A Special Meeting of Shareholders of The RBB Fund, Inc.'s
(the "Company") Robeco WPG 130/30 Large Cap Core Fund (the
"Fund") was held on April 16, 2009 (the "Meeting"). The following proposal was submitted for a vote of the Fund's shareholders at the Meeting:

1.   Approval of the Plan of Reorganization of the Robeco
WPG 130/30 Large Cap Core Fund into the Robeco Boston
Partners Long/Short Equity Fund.

   With respect to the proposal, the following votes were received:

   For          Against       Abstain

   444,183      57,969        13,161

Based on the votes received, the Plan of Reorganization was approved by shareholders of the Fund.